UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2013

Commission File Number: 001-33800

Tiger Media, Inc.

(Translation of registrant’s name into English)

                    Cayman Islands

(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road,

Jing An District, Shanghai, China 200041

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes         ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

See Exhibit 99.1 related to a Press Release dated January 16, 2013.

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: January 16, 2013	By:	/s/ Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer